SEC File Number 000-32745

CUSIP Number 0001138173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-32745

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

Full Name of Registrant:
CONSUMER DIRECT OF AMERICA

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
6330 South Sandhill Road

City, State and Zip Code:
Las Vegas, NV 89120

PART II — RULES 12b-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑	(b)	The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Consumer Direct of America (“CDA” or “Registrant”) is unable to complete its preparation of its financial statements for the quarter ended June 30, 2004 without unreasonable effort and expense. Due to the recent acquisition of the majority of the outstanding shares of Ocean West Holding Corporation, CDA needs additional time to compile the information required for the Form 10-QSB.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Wayne K. Bailey, CFO	(702) 547-7300

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consumer Direct of America

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2004
By:	/s/ Wayne K. Bailey
Wayne K. Bailey, CFO